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                                                               Exhibit (a)(10)


FOR IMMEDIATE RELEASE

               SUNBEAM CORPORATION ANNOUNCES SUCCESSFUL PRIVATE
              PLACEMENT OF $750 MILLION OF CONVERTIBLE DEBENTURES

                  Delray Beach, FL, (March 25, 1998) - Sunbeam Corporation (NYSE:SOC) announced that it closed today a private placement of $750 Million ($2.014 billion principal amount at maturity) Zero Coupon Convertible Debentures. Net proceeds to Sunbeam will be approximately $727 Million. The Debentures were offered and sold only to qualified institutional buyers and other institutional accredited investors at a price of $372.43 per $1,000 principal amount at maturity, representing an original issue discount of 62.757%. The Debentures have a yield to maturity of 5% per annum and are convertible into Sunbeam common shares at a conversion rate of 6.575 shares per $1,000 principal amount of Debentures at maturity.

                  Proceeds of the offering will be used to finance a portion of the acquisition costs of the Company's recently announced acquisitions of The Coleman Company, First Alert, Inc. and Signature Brands USA, Inc. and for other corporate purposes, including the repayment of outstanding indebtedness.

                  Al Dunlap, Sunbeam's Chairman and CEO, stated, "The overwhelming response of the investment community to this offering reflects a high level of



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confidence in Sunbeam's strategic direction and its prospects for the future.
The initial offering of Debentures was substantially over-subscribed, and the Company decided to increase the size of the offering by 50% from $500 Million in gross proceeds to $750 Million. We are in the process of creating a powerful 'house of brands' at Sunbeam with the recently announced acquisitions of Coleman, Signature Brands and First Alert, and obviously the markets agree with our strategy to become the global leader in durable branded consumer products through acquisitions which are selective, opportunistic and accretive."

                  The balance of the debt financing for the acquisitions of Coleman, First Alert and Signature Brands will be in the form of a senior credit facility through a syndicate being led by Morgan Stanley Dean Witter, Bank of America and First Union. The credit facility, which will consist of $1.4 Billion in term loans and a $600 Million revolving credit facility, is expected to close in the next several days. In addition to financing the three acquisitions, proceeds of all components of the Company's financings will be available to invest in the business, as well as for possible future acquisitions.

                  The Debentures have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.


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                  Cautionary Statements - Statements contained in this press release, including statements relating to the Company's expectations regarding anticipated performance in the future, are "forward looking statements," as such term is defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from the Company's statements in this release regarding its expectations, goals, or projected results, due to various factors, including those set forth in the Company's Cautionary Statements contained in its Form 10-K for the year ended December 28, 1997, filed with the Securities and Exchange Commission.

                  Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of brand name consumer products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

                                     # # #

Contact:          Rich Goudis
                  Sunbeam Corporation
                  (561) 243-2143



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